As filed with the Securities and Exchange Commission on January 14, 2005

                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-6
                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                                 --------------


A.    EXACT NAME OF TRUST:
      Smart Trust, 2005 Series A

B.    NAME OF DEPOSITOR:
      Hennion & Walsh, Inc.

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
      Hennion & Walsh, Inc.
      2001 Route 46, Waterview Plaza
      Parsippany, New Jersey 07054

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                         COPY OF COMMENTS TO:

      PETER J. DEMARCO                   MICHAEL R. ROSELLA, ESQ.
      Hennion & Walsh, Inc.              Paul, Hastings, Janofsky & Walker LLP
      2001 Route 46, Waterview Plaza     75 East 55th Street
      Parsippany, New Jersey 07054       New York, New York 10022
      (973) 299-8989                     (212) 318-6800

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
      An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 of the Investment Company Act of 1940, as amended.

F.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
      As soon as practicable after the effective date of the Registration Statement.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                  SUBJECT TO COMPLETION, DATED JANUARY 14, 2005

                               [SMART TRUST LOGO]
                                  SMART TRUST,
                                  2005 SERIES A
                          (INDEX AND TREASURIES TRUST)

The Trust is a unit investment trust designated Smart Trust, 2005 Series A (Index and Treasuries Trust). The Sponsor is Hennion & Walsh, Inc. The investment objectives of the Trust are to seek to achieve safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in exchange-traded funds that invest primarily in common stocks. The Sponsor cannot assure that the Trust will achieve these objectives. The minimum purchase is 500 Units for individual purchasers, and 200 Units for purchases by custodial accounts or Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.


================================================================================


================================================================================

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.
            Any representation to the contrary is a criminal offense.



                       PROSPECTUS DATED JANUARY     , 2005



The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                           [HENNION & WALSH INC. LOGO]

                               INVESTMENT SUMMARY

INVESTMENT OBJECTIVES. The Trust seeks to achieve safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest ("Treasury Obligations") and to attempt to provide for capital appreciation through investment in exchange-traded funds that invest primarily in common stocks ("ETFs"). There is no guarantee that the investment objective of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve safety of capital through investment in Treasury Obligations maturing approximately 15 years from the initial date of deposit and ETFs, each of which is organized as a unit investment trust. As used herein, the term "Securities" means the Treasury Obligations and shares of the ETFs initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement. The allocation between the Treasury Obligations and ETFs would seek to assure that an investor purchasing units of the Trust at inception would at least receive back the original unit purchase price at the termination of the Trust from the maturity value of the Treasury Obligations.

DESCRIPTION OF PORTFOLIO. The Trust contains a sufficient amount of Treasury Obligations to insure that an investor will receive, at the maturity of the Trust, $10.00 per unit. The Initial Public Offering Price will be approximately
$10.00 per unit. The Treasury Obligations and the ETFs represent     % and    %,
respectively, of the total of the aggregate offering side evaluation of Treasury Obligations in the Trust and the aggregate value of the ETFs, on the initial date of deposit.

The portfolio of the Trust contains four ETFs:

      o Diamonds Trust, Series 1, which holds all of the Dow Jones Industrial Average stocks,
      o MidCap SPDR Trust, Series 1, which holds all of the S&P MidCap 400 Index stocks,
      o Nasdaq-100 Trust, Series 1, which holds all of the stocks in the Nasdaq-100 Index, and
      o     SPDR Trust, Series 1, which holds all of the S&P 500 Index stocks.

Each of the ETFs is listed on the American Stock Exchange.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the units and the Securities can each decline in value. An investment in units of the Trust should be made with an understanding of the following risks:

      o An investor holding his or her units to Trust maturity may suffer a loss to the extent the investor's purchase cost of a unit exceeds $10.00 since the capital protection is limited to the aggregate maturity value per unit of Treasury Obligations. Similarly, an investor who sells his or her units prior to Trust maturity, or all investors if the Trust is terminated before the Treasury Obligations mature, may suffer a loss to the extent that the price he or she receives upon the sale or redemption of his or her units is less than the purchase price of such units.

      o For common stocks, the risk that the financial condition of the issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus in the value of the units).

      o Unitholders will pay both Trust expenses and will also indirectly bear a share of each ETF's expenses.

      o The value of the Treasury Obligations will fluctuate inversely with changes in interest rates and are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments.

      o Since the Portfolio of the Trust is fixed and "not managed," in general, the Sponsor can only sell securities under certain extraordinary circumstances, at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

      o Price fluctuations of particular Securities will change the Portfolio's composition throughout the life of the Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust and such fees will dilute the existing Unitholders' interests.

      o There is no assurance that any dividends will be declared or paid in the future on the Securities.

      o Investors should be aware that income with respect to the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be includable by a Unitholder as income and will be subject to income tax on a current basis at ordinary income tax rates.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of the Trust is calculated by:

      o dividing the aggregate value of the underlying Securities held in the Trust by the number of units outstanding;

      o     multiplying the result by 100; and

      o     adding a sales charge of 4.75% (4.987% of the net amount invested).

In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the units are purchased.

DISTRIBUTIONS. The Trust will distribute dividends received, less expenses, semi-annually. The first dividend distribution will be made on June 30, 2005, to all Unitholders of record on June 15, 2005, and thereafter distributions will be made on the last business day of every December and June. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his units with the Trustee at the same price as the Sponsor's repurchase price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions, and the value of the units, will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately fifteen years. At that time investors may choose one of the following three options with respect to their terminating distribution:

      o receive the distribution in-kind for the shares of the ETFs and cash for the Treasury Obligations, if they own at least 2,500 units;

      o receive cash upon the liquidation of their pro rata share of the Securities; or

      o reinvest in a subsequent series of the Smart Trust (Index and Treasuries Trust) (if one is offered) at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the Smart Trust (Index and Treasuries Trust) (if one is offered), at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, his or her units will be redeemed and the proceeds will be reinvested in units of the next available series of the Smart Trust (Index and Treasuries Trust). An election to rollover terminating distributions will generally be a taxable event. See "Trust Administration - Trust Termination" in Part B for details concerning this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust), into additional units of the Trust, without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. Hennion & Walsh, Inc., with principal offices at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, will act as Underwriter for all of the units of the Smart Trust, 2005 Series A (Index and Treasuries Trust). Units of the Trust shall be distributed exclusively by the Underwriter to its customers.

                                    FEE TABLE

--------------------------------------------------------------------------------
           This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Trust Expenses and Charges." Although each Series has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------



Unitholder Transaction Expenses                                                                 As a % of                Amounts
(fees paid directly from your investment)                                                        Initial                   Per
                                                                                             Offering Price             100 Units
                                                                                          --------------------        -------------
Maximum Initial Sales Charge Imposed on Purchase (as a
    percentage of offering price)..............................................                    4.75%                  $   47.50
Reimbursement to Sponsor for Estimated Organization Costs......................               .        %                  $

                                                                                                                         Amounts
                                                                                               As a % of                   Per
                                                                                               Net Assets               100 Units
                                                                                          --------------------        -------------
Estimated Annual Fund Operating Expenses
(expenses that are deducted from Trust assets)
Trustee's Fee..................................................................               .        %                  $
Other Operating Expenses.......................................................               .        %
      Portfolio Supervision, Bookkeeping and Administrative Fees...............          .025%                      .25
Underlying ETF Expenses*.......................................................               .        %                  $
                                                                                               --------                   ---------
Total..........................................................................                        %                  $
                                                                                               ========                   =========


                                         Example                                               Cumulative Expenses Paid for Period:
                                                                                            ----------------------------------------
                                                                                             1 year         3 years         5 years
                                                                                            --------       ---------       ---------
An investor would pay the following expenses on a $10,000
    investment assuming the Trust operating expense ratio of .   %
    and a 5% annual return on the investment throughout the periods.................        $             $               $

The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.


__________________________________
* Although not an actual Trust operating expense, the Trust, and therefore the Unitholders, will indirectly bear similar operating expenses of the ETFs in which the Trust invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the ETFs' most recent fiscal year but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying ETFs were held directly.

           SUMMARY OF ESSENTIAL INFORMATION AS OF JANUARY     , 2005:*


INITIAL DATE OF DEPOSIT: January         , 2005
AGGREGATE VALUE OF
      SECURITIES..............................................  $
NUMBER OF UNITS...............................................
FRACTIONAL UNDIVIDED
      INTEREST IN TRUST
      SECURITIES..............................................  1/
PUBLIC OFFERING PRICE PER 100 UNITS
Aggregate Value of Securities in Trust........................  $
Divided By              Units (times 100).....................  $
Plus Sales Charge of 4.75% of Public
      Offering Price..........................................  $
Plus Estimated Organization Costs.............................  $
Public Offering Price per 100 Units(+)........................  $
SPONSOR'S REPURCHASE PRICE
      AND REDEMPTION PRICE PER
      100 UNITS...............................................  $
EVALUATION TIME:  4:00 p.m. New York Time (or earlier close of the New York Stock Exchange).
MINIMUM INCOME OR PRINCIPAL
      DISTRIBUTION:  $1.00 per 100 Units.
LIQUIDATION PERIOD:  A 40 day period beginning on the first business day following the Termination Date.
MINIMUM VALUE OF TRUST: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the Deposit Period.
TERMINATION DATE:  _____________, 2020, or the disposition of the last Security in the Trust.
MANDATORY TERMINATION DATE:  The last day of the Liquidation Period.
CUSIP NUMBERS:  Cash: 831703            Reinvestment: 831703
TRUSTEE:  The Bank of New York.
TRUSTEE'S FEE:  $.     per 100 Units outstanding.
OTHER FEES AND EXPENSES:  $.     per 100 Units outstanding.
SPONSOR:  Hennion & Walsh, Inc.
PORTFOLIO SUPERVISOR:  Hennion & Walsh Asset Management, Inc.
PORTFOLIO SUPERVISORY, BOOKKEEPING AND ADMINISTRATIVE FEE:  Maximum of $.25 per
      100 Units outstanding (see "Trust Expenses and Charges" in Part B).
EVALUATOR:  Standard & Poor's Securities Evaluations, Inc.
EVALUATOR'S FEE FOR EACH EVALUATION OF TREASURY OBLIGATIONS:  $         per
      evaluation.
RECORD DATES:  June 15 and December 15.
DISTRIBUTION DATES:  June 30 and December 31.
ROLLOVER NOTIFICATION DATE**: __________, 2020, or another date as determined by the Sponsor.

__________________________________

* The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Smart Trust (Index and Treasuries Trust), if offered (see "Trust Administration--Trust Termination").

+ On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

                                  SMART TRUST,
                                  2005 SERIES A
                          (INDEX AND TREASURIES TRUST)

              STATEMENT OF FINANCIAL CONDITION AS OF JANUARY     , 2005

                                     ASSETS

Investment in Securities -- Sponsor's Contracts to Purchase Underlying Securities
    Backed by Letter of Credit (cost $             ) (Note 1)...........................      $
Cash....................................................................................
                                                                                              ----------
Total...................................................................................      $
                                                                                              ==========

                     LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsor for Organization Costs (Note 2)................................      $
Interest of Unitholders -- Units of Fractional Undivided Interest
    Outstanding (            Units).....................................................
                                                                                              ----------

Total...................................................................................      $
                                                                                              ==========

Net Asset Value per Unit................................................................      $
                                                                                              ==========


_________________________
Notes to Statement of Financial Condition:

           The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

           (1) The Trust is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objectives of the Trust, sponsored by Hennion & Walsh, Inc. (the "Sponsor"), are to achieve safety of capital and to provide capital appreciation. An irrevocable letter of credit issued by The Bank of New York in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of Securities. Aggregate cost to the Trust of the Securities listed in the Portfolio of Investments is determined by the Trustee on the basis set forth under "Public Offering -- Offering Price" as of 4:00 p.m. on
January     , 2005. The Trust will terminate on     , 2020, or can be terminated
earlier under certain circumstances as further described in the Prospectus.

           (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the costs of establishing the Trust. These costs have been estimated at
$    per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

                                  SMART TRUST,
                                  2005 SERIES A
                          (INDEX AND TREASURIES TRUST)

                            PORTFOLIO OF INVESTMENTS

                              AS OF JANUARY    , 2005

                                                                                                                        Cost of
                                                                                    Percentage                         Securities
 Portfolio                            Name of Issuer and                              of the                             to the
    No.        Principal Amount     Title of Securities(1)                           Trust(2)                           Trust(3)
------------  ------------------   ------------------------                        ------------                       --------------
     1.       $                    Zero Coupon U.S.                                         %                         $
                                   Treasury Bonds Maturing
                                   ________, 2020

                                                                                                                      --------------
                                                                                                                      $
                                                                                                                      --------------




                                                                                                        Market
                                                                                                        Value
                   Number of                                       Ticker                                per
                    Shares                                         Symbol                               Share
                 ------------                                 ------------------                     ------------
     2.                            Diamonds Trust, Series I         DIA                                               $
     3.                            MidCap SPDR Trust,               MDY
                                   Series 1
     4.                            Nasdaq-100 Trust,                QQQ
                                   Series 1
     5.                            SPDR Trust, Series 1             SPY
                                                                                                                      --------------
                                                                                                                      $
                                                                                      -------                         --------------
                                                                                      100.00%                         $
                                                                                      =======                         ==============


                      FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1) The Treasury Obligations have been purchased at a discount from the maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligation such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligations maturity amount.

      The ETF shares have been valued at their closing sales prices as of the Evaluation Time on the day prior to the Date of Deposit.

      All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on
      January    , 2005. All such contracts are expected to be settled on or about the First Settlement Date of the Trust, which is expected to be
      January    , 2005.

(2)    Based on the cost of the Securities to the Trust.

(3) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering--Offering Price" herein. The offering side evaluation is greater than the current bid side evaluation of the Treasury Obligations, which is the basis on which Redemption Price per Unit is determined (see "Liquidity--Trustee Redemption" herein). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on the day prior to the Date of
      Deposit was $    (which is $    lower than the aggregate cost of the
      Treasury Obligations to the Trust based on the offering side evaluation).
      The [profit/loss] to Sponsor on deposit totals $    .

The accompanying notes form an integral part of the Financial Statements.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST, 2005 SERIES A
(INDEX AND TREASURIES TRUST)

           We have audited the accompanying Statement of Financial Condition of Smart Trust, 2005 Series A (Index and Treasuries Trust), including the Portfolio
of Investments, as of January     , 2005. This financial statement is the
responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

           We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase
of securities, as shown in the financial statement as of January     , 2005. An
audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smart Trust, 2005
Series A (Index and Treasuries Trust) at January     , 2005, in conformity with
U.S. generally accepted accounting principles.

                                                        ERNST & YOUNG LLP

New York, New York
January     , 2005

                               [SMART TRUST LOGO]

                                  SMART TRUST,
                                  2005 SERIES A
                          (INDEX AND TREASURIES TRUST)

                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

           ORGANIZATION. Smart Trust, 2005 Series A (Index and Treasuries Trust) consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the "Trust Agreement"), dated the Initial Date of Deposit, between Hennion & Walsh, Inc., as Sponsor, The Bank of New York, as Trustee, Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor, and Standard & Poor's Securities Evaluations, Inc., as Evaluator.

           On the Initial Date of Deposit, the Sponsor deposited with the Trustee stripped United States Treasury issued notes or bonds paying no current return ("Treasury Obligations") and shares or units of exchange-traded funds ("ETFs"), including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities"), with an aggregate value as set forth in Part A, and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor's ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration--Portfolio Supervision."

           As of the Initial Date of Deposit, a "Unit" represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

           DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional Securities in the Trust that are identical to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship among the Treasury Obligations and the number of shares of each ETF in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the Treasury Obligations and the number of shares of each ETF in the Trust portfolio. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

           OBJECTIVES. The Trust seeks to achieve safety of capital and to attempt to provide capital appreciation. In addition, it is the Trust's objective to achieve growth in income with the growth in capital. The Trust seeks to achieve these objectives by investing primarily in a portfolio of Treasury Obligations and ETFs. The allocation between the Treasury Obligations and the ETFs would seek to assure that an investor purchasing units in the Trust at inception would at least receive back the original unit purchase price at the termination of the Trust from the maturity value of the Treasury Obligations. There is no guarantee that the investment objectives of the Trust will be achieved.

           PORTFOLIO SELECTION. In selecting Treasury Obligations for the Trust, the Sponsor normally will consider the following factors, among others: (i) the prices and yields of such securities and (ii) the maturities of such securities. In selecting the ETF shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the historical performance of each of the ETFs and (ii) the nature of the underlying ETF portfolio and the index which it replicates.

           THE SECURITIES. The Trust consists of such Securities listed under "Portfolio of Investments" herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the ETFs and proceeds realized from the disposition of Securities.

           Stripped U.S. Treasury Obligations. The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligation or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.

           Stripped U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of discount obligations. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income with respect to the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be includable by a Unitholder as income and will be subject to income tax on a current basis at ordinary income tax rates (see "Tax Status").

           Exchange Traded Funds. An exchange-traded fund, or ETF, is a type of investment company whose investment objective is to achieve the same return as a particular market index. An ETF is similar to an index fund in that it will primarily invest in the securities of companies that are included in a selected market index. An ETF will invest in either all of the securities or a representative sample of the securities included in that index. ETFs are designed to be cost efficient because they are based on an index, rather than being actively managed. Although each of the ETFs included in the portfolio of the Trust are unit investment trusts, they trade on the American Stock Exchange like any other equity security. The Trust includes the following ETFs:

           o Diamonds Trust, Series I, which tracks all of the stocks comprising the Dow Jones Industrial Average (the "DJIA"). The DJIA is a price-weighted index which currently comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry;

           o MidCap SPDR Trust, Series I, which holds all of the Standard & Poor's ("S&P") stocks in the MidCap 400 Index. The S&P MidCap 400 Index is a capitalization-weighted index of 400 securities calculated under the auspices of the S&P Committee of S&P. The 400 selected stocks, all of which are listed on the Amex, the NYSE or Nasdaq, span a broad range of major industry groups;

           o Nasdaq-100 Trust, Series 1, referred to as "qubes" (derived from the ticker symbol "QQQ"), which tracks the Nasdaq-100 Index. The Nasdaq-100 Index is a modified capitalization-weighted index of the 100 largest and most actively traded non-financial securities listed on the Nasdaq National Market tier of The Nasdaq Stock Market; and

           o SPDR Trust, Series I, referred to as "spiders", tracks the S&P 500 Index. The S&P 500 Index is a capitalization-weighted index of 500 securities calculated under the auspices of the S&P Committee of S&P. The 500 selected stocks, all of which are listed on the Amex, the NYSE or Nasdaq, span over 105 separate industry groups.

           The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

           SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

           The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be identical issuers of the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

           Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

           In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                               RISK CONSIDERATIONS

           EXCHANGE-TRADED FUNDS AND TREASURY OBLIGATIONS. ETFs may not always be able to replicate the performance of the indices that they track. The total returns generated by their portfolios are reduced by the ETF's expenses and transaction costs incurred in adjusting the actual balance of their portfolios. In addition, ETFs organized as unit investment trusts (as opposed to open-end management companies) may be less able to invest dividends immediately and, as a result, have a slight cash drag on their performance. Like the Trust, each ETF is not actively managed by traditional methods, and therefore the adverse financial condition of an issuer will not result in the elimination of its stock from the ETF portfolio unless the stock of such issuer is removed from the index being tracked by such ETF. The net asset value of an ETF share may not always correspond to its market price. Supply and demand forces at work in the secondary market for ETFs are to a large extent responsible for this price differential. These forces are closely related to, but not identical to, the same forces influencing the price of the individual securities in an index or such securities in the aggregate of any point in time. Trading in the ETFs may be halted due to market conditions or, in light of exchange rules and procedures, for reasons that, in the view of the exchange, make trading in such ETF inadvisable. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to exchange "circuit breaker" rules that require trading to be halted for a specified period based on a specified market decline.

           The market price of the ETFs, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price paid therefor by the Trust. However, the Sponsor believes that, upon termination of the Trust on the mandatory termination date, even if the ETFs are worthless, the Treasury Obligations will provide sufficient cash at maturity to equal $10.00 per Unit. Part of such cash will, however, represent an amount of taxable original issue discount of the Treasury Obligations which was previously accrued and included in the income of the Unitholders. A Unitholder who sells his or her Units prior to Trust maturity, or all Unitholders if the Trust is terminated before the Treasury Obligations mature, may suffer a loss to the extent that the price he or she receives upon the sale or redemption of his or her Units is less than the purchase price of such Units. Termination of the ETFs prior to the Termination Date of the Trust may result in the termination of the Trust sooner than anticipated. For example, an ETF may be terminated if it is delisted from the exchange or if its license agreement, to use a specific index and certain trademarks or trade names, is terminated.

           COMMON STOCK. Since the Trust contains ETFs whose portfolios consist primarily of common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

           Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

           Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the ETFs held by the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

           FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events (see "Trust Administration--Portfolio Supervision") the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

           Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

           ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

           Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

           In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

           LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the ETFs. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

           LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

           GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objectives will be achieved.

                                 PUBLIC OFFERING

           OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Evaluator on each "Business Day" as defined in the Indenture in the following manner: because the ETFs are listed on a national securities exchange, this evaluation is based on the closing sales prices on that exchange as of the Evaluation Time (unless the Evaluator deems these prices inappropriate as a basis for valuation). If the Evaluator deems these prices inappropriate as a basis for evaluation and with respect to the Treasury Obligations, the Evaluator shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Evaluator or (d) by any combination of the above, each as of the Evaluation Time.

           VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

                                                                   APPROXIMATE
                                                                  REDUCED SALES
           AMOUNT OF PURCHASE*                                        CHARGE
           -------------------                                  ----------------

           $100,000 but less than $250,000.....................       4.25%
           $250,000 but less than $500,000.....................       4.00%
           $500,000 but less than $750,000.....................       3.50%
           $750,000 or greater.................................       3.00%

           These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchaser in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

           Employees (and their immediate families) of Hennion & Walsh, Inc. (and its affiliates), and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding (without a sales charge). Such arrangements result in less selling effort and fewer selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained, and not through other broker-dealers.

           Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who, in each case, either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in


__________________________________
1 The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $100,000 or 10,000 Units would be entitled to the reduced sales charge of 4.25% even if at the time of purchase the value of 10,000 Units was less than $100,000.

connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

           DISTRIBUTION OF UNITS. During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty-day periods. The Sponsor intends to qualify the Units for sale in 16 States.

           SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 4.75% of the Initial Public Offering Price per 100 Units (equivalent to 4.987% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See "Portfolio of Investments.") All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.

           During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

           Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

           In maintaining a market for the Units (see "Sponsor's Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                              RIGHTS OF UNITHOLDERS

           BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

           DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

           Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

           As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

           The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

           RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

           The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                    LIQUIDITY

           SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the purchase of repurchase requests if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by Hennion & Walsh, Inc., 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, except for repurchase requests received after 4 p.m. New York Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

           Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 4.75% sales charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

           The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder's brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

           TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen years from the Initial Date of Deposit), or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

           Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. New York Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

           The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand includes an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust, see "Trust Expenses and Charges"), (ii) the value of the Securities in the Trust as determined by the Evaluator, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the EFTs are listed on a national securities exchange, the Evaluator may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. For the Treasury Obligations, and in the event there is no closing purchase prices for the ETFs, the Evaluator shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customary deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or (d) by any combination of the above.

           In connection with each redemption, the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either
(a) or (b) below.

                (a) A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder's interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the Treasury Obligations and the number of shares of each ETF. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor's exception to that minimum. Treasury Obligations will not be sold, however, to the extent that the aggregate maturity value per Unit of the Treasury Obligations remaining after such sale would be less than the aggregate maturity value per Unit of the Treasury Obligations as of the Initial Date of Deposit.

                Any Unitholder tendering 25,000 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of whole shares of the ETFs and cash representing the Treasury Obligations in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the ETFs in book-entry form to the Unitholder's broker-dealer account at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the ETFs comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the amount represented by the Treasury Obligations and the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

                The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

                (b) The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of ETFs and cash representing the Treasury Obligations. Cash will also be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

           Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

           (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

           (ii) If the tendering Unitholder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by the Treasury Obligations and fractional interests in shares of the ETFs in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder's bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

           Unitholders tendering 2,500 Units or more may request redemptions in kind at the termination of the Trust.

           The portion of the Redemption Price which represents the Unitholder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Portfolio at the time of redemption.

           The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

           A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

           PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized;
(5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders.

                In addition, the Trust Agreement provides as follows:

                (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

                (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

                (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

                (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the Treasury Obligations and the number of shares of each ETF established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most underrepresented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or
           (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

           In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may be advised by the Portfolio Supervisor.

           TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

           The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66?% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

           TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders who are holding their Units in a Hennion & Walsh brokerage account at that time. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the commencement of the Liquidation Period) (see "Summary of Essential Information" in Part A for the date of the commencement of the Liquidation Period):

                1. A Unitholder who owns at least 2,500 Units and whose interest in the Trust would entitle him to receive at least one share of each of the underlying ETFs will have his or her Units redeemed on or about the commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in-kind to the extent represented by whole shares of underlying ETFs and the balance in cash to the extent represented by Treasury Obligations within three business days following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such ETFs . An election of this option will not prevent Unitholders from recognizing taxable gain or loss as a result of liquidation of the Treasury Obligations. Unitholders should consult their own tax adviser in this regard;

                2. To receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

                3. To invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the Smart Ten Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the "Rollover Unitholder") who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series ("Duplicated Securities"), Unitholders will be notified at least 30 days prior to the commencement of the Liquidation Period of the procedures and process necessary to facilitate such tax treatment. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder's Securities to be sold. Such purchaser will be entitled to a reduced sales charge (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

           Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2). In addition, Unitholders who have transferred their Units from a Hennion & Walsh brokerage account will not be eligible for the rollover (option number 3) and will be deemed to have elected to receive the termination distribution in cash (option number 2), unless they owns at least 2,500 Units and affirmatively notify the Trustee by the Rollover Notification Date that they elect to receive an In-Kind Distribution (option number 1).

           The Sponsor has agreed that to the extent it effects the sales of underlying securities for the Trustee in the case of the second and third options such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities by the last business day of the Liquidation Period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

           Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities during the Liquidation Period, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

           The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

           By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders a yearly opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

           THE SPONSOR. The Sponsor, Hennion and Walsh, Inc., a New Jersey corporation, is a full service broker-dealer, registered under the Securities Exchange Act of 1934, which caters to individual investors. The firm was established in 1989 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Hennion & Walsh, Inc. maintains its principal business office in Parsippany, New Jersey.

           The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

           The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

           THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

           The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

           For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

           The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event, the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

           Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital surplus and undivided profits of not less than $2,500,000.

           THE EVALUATOR. The Evaluator is Standard & Poor's Securities Evaluations, Inc., with its main offices located at 55 Water Street, New York, New York 10041. The Evaluator is a wholly-owned subsidiary of The McGraw Hill Companies. The Evaluator is a registered investment adviser and also provides financial information services.

           The value of the Securities in the Trust portfolio is determined in good faith by the Evaluator on the basis set forth under "Public Sale of Units--Public Offering Price." The Sponsor, the Trustee and the Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof.

Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Sponsor, the Trustee or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

           The Evaluator may resign or may be removed by the Sponsor and Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within the thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                           TRUST EXPENSES AND CHARGES

           Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the "organization costs"), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the close of the initial offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

           Hennion & Walsh Asset Management, Inc. will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See "Portfolio Supervision.")

           The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

           For each evaluation of the Treasury Obligations in the Trust, the Evaluator shall receive a fee as set forth in the "Summary of Essential Information" in Part A.

           The Trustee's fees and the Evaluator's fees applicable to the Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

           The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

           The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell shares of the ETFs (not Treasury Obligations) to pay such amounts. To the extent shares of the ETFs are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when shares of the ETFs would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which shares of the ETFs may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses. If the cash dividends, capital gains distributions and proceeds of shares of the ETFs sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust the Trustee then has the power to sell Treasury Obligations to pay such extraordinary expenses.

           Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited only as of business day prior to the Initial Date of Deposit by independent auditors selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.

                                REINVESTMENT PLAN

           Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.

                                   TAX STATUS

           This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

           In rendering the opinion set forth below, Paul, Hastings, Janofsky & Walker LLP has examined the Trust Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

                1. The Trust will be classified as a grantor trust for federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to federal income tax, and will cause the Unitholders of the Trust to be treated for federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in accordance with their pro rata interest in the assets of the Trust.

                2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

                3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trust.

           A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

           For federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trust is taxable as ordinary income or dividend income, as applicable based on the source of the dividends and satisfaction of certain holding period requirements, to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

           In the case of stripped bonds, such as the Treasury Obligations held by the Trust, the Trust is treated as having acquired bonds having original issue discount equal to the difference between the excess of the amount due at the maturity of the bonds over the purchase price of the bonds. The original issue discount must be accrued between the date the Trust purchased the bonds and the date the bonds mature. Income from the accrual of original issue discount on the bonds will be includable in income by a Unitholder in the year of accrual even if there is no corresponding cash payment. The tax basis of a Unitholder with respect to their interest in a Treasury Obligation is increased by the amount of original issue discount included in the Unitholder's gross income.

           A Unitholder may acquire its Units, or the Trust may acquire Treasury Obligations at a price that represents a market discount for the Treasury Obligations. A Unitholder has an interest in a market discount Treasury Obligation if the Unitholder's tax cost for his pro rata interest in the Treasury Obligation is less than the amount to be paid at the maturity of the Treasury Obligation (or the issue price plus original issue discount accrued up to the acquisition date, in the case of an original issue discount Treasury Obligation). Treasury Obligations purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Treasury Obligation purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of the accrued market discount. If a Unitholder has an interest in a market discount Treasury Obligation and has incurred debt to acquire Units, the deductibility of a portion of the interest incurred on such debt may be deferred.

           The Trust will also own shares in the ETFs, entities that have elected and qualified to be treated as regulated investment companies. Such qualification relieves the ETFs of liability from Federal income tax to the extent its earnings are distributed in accordance with the applicable provisions of the Internal Revenue Code. Distributions by the ETFs of their investment company taxable income will be taxable to their shareholders as ordinary income. Distributions by the ETFs of their net capital gains, which are designated as capital gains dividends by the ETFs, will be taxable to their shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the ETFs.

           A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unitholder has held his or her Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. Individual Holders who realize long-term capital gains with respect to Units held for more than one year may be subject to a reduced tax rate of

15% on such gains (5% if the individual Unitholder is, and would be after accounting for such gains, eligible for the 10% or 15% tax brackets for ordinary income), rather than the "regular" maximum tax rate of 35% on ordinary income. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities. Several legislative changes, including several of the rates discussed above, that took effect in 2003 are temporary and are scheduled to revert to prior law in several years. Unitholders should consult their tax advisors on the impact such tax reductions will have on them.

           A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 in the case of married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

           A Unitholder who itemizes his or her deductions may also deduct a pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of his or her adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

           After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

           A corporation (other than an S corporation and certain ineligible corporations) that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that there are additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes "ex-dividend." Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

           As discussed in the section "Trust Administration--Trust Termination," each Unitholder may have three options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying ETF shares in kind and the maturity value of the Treasury Obligations in cash, if the Unitholder owns at least 2,500 units, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it would receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). A Unitholder that chooses option (i) should be treated as exchanging its undivided pro rata ownership of Securities held by the Trust for sole ownership of a proportionate share of Securities; therefore, the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's ETF shares for his proportionate number of shares of the underlying ETF shares. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent ETF shares are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust and confirming that result. Options (ii) and (iii) would be taxable events to a Unitholder.

           Entities that generally qualify for an exemption from federal income tax, such as many pension trusts and individual retirement accounts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity (or a pass-through entity, such as the Trust, in which it invests) that is unrelated to the entity's exempt purpose or is derived from an investment that is acquired with debt financing. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit is directly or indirectly debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

           Prospective investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

           RETIREMENT PLANS. Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special ten year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

           Before investing in the Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent, taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

                                  OTHER MATTERS

           LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as counsel for the Sponsor. Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271, have acted as counsel for the Trustee.

           PORTFOLIO SUPERVISOR. Hennion & Walsh Asset Management, Inc., a New Jersey company, is an affiliate of Hennion & Walsh, Inc.

           INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

           PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the ETFs, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the ETFs. In addition, the Trust may compare its sales charge to the sales charges assessed on unitholders by other unit investment trusts. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the Nasdaq-100 Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

           No person is authorized to give any information or to make any representations with respect to this Trust not contained in Parts A and B of this Prospectus. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

           This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                               ------------------

                                Table of Contents

Title                                                                     Page
-----                                                                     ----

PART A
Fee Table................................................................  A-5
Summary of Essential Information.........................................  A-6
Statement of Financial Condition.........................................  A-7
Portfolio of Investments.................................................  A-8
Report of Independent Registered Public
Accounting Firm..........................................................  A-9

PART B
The Trust................................................................  B-1
Risk Considerations......................................................  B-3
Public Offering..........................................................  B-6
Rights of Unitholders....................................................  B-7
Liquidity................................................................  B-8
Trust Administration..................................................... B-11
Trust Expenses and Charges............................................... B-16
Reinvestment Plan........................................................ B-17
Tax Status............................................................... B-17
Other Matters............................................................ B-20



                               [SMART TRUST LOGO]
                                  SMART TRUST,
                                  2005 SERIES A
                          (INDEX AND TREASURIES TRUST)

                            (A UNIT INVESTMENT TRUST)

                                   PROSPECTUS

                              DATED: JANUARY , 2005

                                    SPONSOR:


                           [HENNION & WALSH INC. LOGO]
                         2001 Route 46, Waterview Plaza
                          Parsippany, New Jersey 07054
                                  973-299-8989

                                    TRUSTEE:

                              THE BANK OF NEW YORK
                           2 Hanson Place, 12th Floor
                            Brooklyn, New York 11217
                                  877-363-3613



This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the
Securities Act of 1933 (file no. 333-    ), and the Investment Act of 1940 (file
no. 811-21429), and to which reference is made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

           o          visiting the SEC Internet address: http://www.sec.gov
           o          electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
           o          writing: Public Reference Section of the Commission, 450
                      Fifth Street, N.W., Washington, D.C. 20549-6009

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

           The employees of Hennion & Walsh, Inc. are covered under Brokers' Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

           This Registration Statement on Form S-6 comprises the following papers and documents:

                The facing sheet on Form S-6.
                The Prospectus consisting of 33 pages.
                Undertakings.
                Signatures.

           Written consents of the following persons:

                Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP
                Standard & Poor's Securities Evaluations, Inc. (included in
                Exhibit 5.1)

           The following exhibits:

         *99.1.1         --   Reference Trust Agreement including certain
                              amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.

         99.1.1.1        --   Trust Indenture and Agreement (filed as Exhibit
                              1.1.1. to Amendment No. 2 to Form S-6 Registration
                              Statement No. 333-110471 of Smart Trust, Smart Ten
                              Trust, Series 1 on January 22, 2004, and incorporated herein by reference).

         99.1.3.5        --   Certificate of Incorporation of Hennion & Walsh,
                              Inc. dated October 23, 1989, and amended on April
                              6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1
                              to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

         99.1.3.6        --   By-Laws of Hennion & Walsh, Inc. (filed as Exhibit
                              1.3.9 to Amendment No. 1 to Form S-6 Registration
                              Statement No. 333-106866 of Schwab Trusts, Schwab
                              Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

         *99.3.1         --   Opinion of Paul, Hastings, Janofsky & Walker
                              LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

         *99.5.1         --   Consent of the Evaluator.

         99.6.0          --   Power of Attorney of Hennion & Walsh, Inc. (filed
                              as Exhibit 6.0 to Form S-6 Registration Statement
                              No. 333-110471 of Smart Trust, Smart Ten Trust,
                              Series 1 on November 13, 2003, and incorporated herein by reference).


_____________
* To be filed by Amendment.

         99.11.0         --   Code of Ethics of Hennion & Walsh, Inc.'s Unit
                              Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration
                              Statement No. 333-106866 of Schwab Trusts, Schwab
                              Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

                           UNDERTAKING TO FILE REPORTS

           Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 14th day of January, 2005.

                                         SMART TRUST, 2005 SERIES A
                                         (Registrant)

                                         HENNION & WALSH, INC. (Depositor)


                                         By:         /s/ PETER J. DEMARCO
                                            -----------------------------------
                                                      Peter J. DeMarco
                                                    (Authorized Signator)


           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Hennion & Walsh, Inc., the Depositor, in the capacities and on the dates indicated.


             Name                     Title                                 Date
             ----                     -----                                 ----
WILLIAM W. WALSH         President, Treasurer and Director

RICHARD HENNION          Vice President, Secretary and Director

DEBBIE WILLIAMS          Chief Financial Officer                         January 14, 2005



                                         By:              /s/ PETER J. DEMARCO
                                            ---------------------------------------------
                                                           Peter J. DeMarco
                                                           Attorney-In-Fact*



_____________
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Pre-Effective Amendment No. 1 to Form S-6 Registration No. 333-107053 on September 17, 2003 and as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-110471 on November 13, 2003.


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


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

           We consent to the reference made to our firm under the Caption "Independent Registered Public Accounting Firm" in Part B of the Prospectus and
to the use of our report dated January     , 2005, in this Registration
Statement (Form S-6 No. 333- ) of Smart Trust, 2005 Series A.


                                                   ERNST & YOUNG LLP

New York, New York
January     , 2005


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